

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2012

Via E-mail
Mr. Christopher L. Winfrey
Executive Vice President and
Chief Financial Officer
Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, MO 63131

> **Re: Charter Communications, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 1-33664**

Dear Mr. Winfrey:

We have reviewed your supplemental response letter dated April 11, 2012 as well as your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of operations, page 42

1. We note your response to prior comment 3 from our letter of March 21, 2012. Please tell us in detail why you believe that average monthly total revenue per basic video customer is an appropriate measure for investors to consider in making investment decisions. In this regard, we note that this measure includes in the numerator total revenues (video, internet and telephone), but the denominator only includes basic video customers. We also note on page 42 that average monthly total revenue per basic video customer

increased from $114 in 2009 to $126 in 2010 to $136 in 2011. However, it appears that a significant factor contributing to the year to year increase is due to: (1) a steadily increasing numerator due to this increase in revenue from internet customers (without including internet customers in the denominator), and (2) a steadily declining denominator due to the significant losses of basic video customers.

2. In future filings please briefly describe how you calculate each of the more discrete ARPU measures.

3. We note your response to prior comment 5 from our letter of March 21, 2012. In regards to your response that any differences between geographic markets would not be material to investors, please tell us what relevant quantitative and qualitative financial performance measures management considered and analyzed and what materiality thresholds were used that formed the basis for its conclusion that the financial performance differences between geographic markets were immaterial to the company's investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christopher L. Winfrey
Charter Communications, Inc.
April 30, 2012
 Page 3

	You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

		Sincerely,

		/s/ Carlos Pacho for

		Larry Spirgel
		Assistant Director